Filed by Roanoke Electric Steel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Roanoke Electric Steel Corporation

Commission File No. 000-02389

October 18, 2005

Fellow employee:

We want to inform you that the Board of Directors has reached a definitive agreement with Steel Dynamics Inc. to acquire Roanoke Electric Steel and our subsidiaries. This agreement is subject to shareholder approval.

Under this merger agreement, Steel Dynamics (SDI) will offer 0.4 shares of its stock and $9.75 in cash for each share of RES stock. At SDI’s closing price of $28.77 as of October 17, 2005, the per-share consideration for RES is $21.26, a 13.7 percent premium over RES’s closing price as of October 17. The final value to shareholders will be determined by the closing SDI stock price on the day before the transaction is finalized. The aggregate consideration includes the assumption of $41 million in net debt as of July 31, 2005.

This agreement covers the Roanoke operation as well as our subsidiaries – John W. Hancock Jr. Inc. in Salem, Shredded Products of Rocky Mount and Montvale, Steel of West Virginia Inc. and Socar Inc.

Certainly, you are concerned about how this agreement affects you. Let us reassure you that Roanoke Electric Steel will continue to operate as usual, but instead as a division of Steel Dynamics, based in Ft. Wayne, Ind. Our company and our subsidiaries will become part of a larger, highly successful organization.

We would like to take this opportunity to tell you more about Steel Dynamics and why this agreement is the best fit for us now and the best outcome to secure the long-term success of our company – and your future.

Steel Dynamics is committed to investing approximately $50 million to $100 million in our facilities—both at the joist plants and the operation in Roanoke.

Founded in 1993, Steel Dynamics operates three steelmaking mini-mills which produce a wide range of steel products, including flat-rolled products such as hot-rolled, cold-rolled and coated steels; wide-flange beams and H-piling; rail; and special-bar-quality round bars. SDI also produces joist and decking products for the non-residential construction markets in two fabrication facilities.

Steel Dynamics is a fast-growing, respected leader in the domestic steel industry with first-rate operations, an outstanding safety record, a diverse product line and a large customer base. Steel Dynamics has broad experience in joists and other products and recently opened joist plants in Indiana and Florida with the latest technology.

This investment by Steel Dynamics ensures that Roanoke Electric Steel can continue to serve its customers as part of a financially sound company with creative leadership, state-of-the-art facilities and low-cost efficiency. At the same time, our quality products will be available to a larger market with greater opportunities in a highly competitive industry.

As you know, the steel industry is undergoing significant consolidation and restructuring. It is becoming increasingly difficult to keep pace with our much larger competitors. For us to remain competitive in the future while building on our 50-year heritage of quality and service, it’s in the best interests for our customers, dedicated employees, shareholders to join a larger company with an enviable record of success.

In 2004, Steel Dynamics recorded $2.1 billion in sales. Net income was $295 million. By contrast, sales at Roanoke Electric Steel were $479.3 million in the year ending Oct. 31, 2004, with net income of $30.4 million.

While there will be some changes at the senior management level, Joe Crawford will become vice president of what will be the Roanoke Electric Steel division. Don Smith previously planned to retire from the company in February 2006 after 48 years of service; he will retire upon the closing of the transaction, which we expect to occur in the first quarter of next year. Tim Duke will remain president of Steel of West Virginia, a newly formed subsidiary of SDI.

We want to assure you that the new ownership is committed to continuing our tradition of supporting the communities where we have facilities.

We are planning information sessions about this agreement soon so you will have the opportunity to learn more and ask questions of the leadership team.

We strongly believe this agreement is in your best interest and urge you to support it.

Donald G. Smith, Chairman & CEO

T. Joe Crawford, President & COO

[Explanatory Note: The sixth paragraph contains a typographical error and refers to a range of “$50 million to $100 million” rather than the correct range of “$50 million to 80 million.”]